SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                 (Rule 13d-102)



        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
          13d-1(b)(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(b)

                                (Amendment No._)



                              CCF Holding Company
                              -------------------
                                (Name of Issuer)




                     Common Stock $0.10 Par Value Per Share
                     --------------------------------------
                         (Title of Class of Securities)




                                  12487X 10 4
                                  -----------
                                 (CUSIP Number)



                                January 23, 1999
--------------------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  |_|      Rule 13 d - 1(b)

                  |X|      Rule 13 d - 1(c)

                  |_|      Rule 13 d - 1(d)

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

CUSIP No.  12487X 10 4                   13G            Page 1 of 5 Pages
------------------------------                       ---------------------------


           1         NAME OF REPORTING PERSONS
                     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                     David B. Turner
-------------------  -----------------------------------------------------------------------------------------------------
           2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                               (a) [ ]
                                                                                                                    (b) [ ]
                     N/A
-------------------  -----------------------------------------------------------------------------------------------------

           3         SEC USE ONLY
-------------------  -----------------------------------------------------------------------------------------------------

           4         CITIZENSHIP OR PLACE OF ORGANIZATION
                     United States
-------------------  -----------------------------------------------------------------------------------------------------

                           5         SOLE VOTING POWER                           46,983
      NUMBER OF           ------------------------------------------------------------------------------------------------
        SHARES
     BENEFICIALLY          6         SHARED VOTING POWER                         15,275
       OWNED BY           ------------------------------------------------------------------------------------------------
         EACH
      REPORTING            7         SOLE DISPOSITIVE POWER                      46,893
     PERSON WITH          ------------------------------------------------------------------------------------------------
                           8         SHARED DISPOSITIVE POWER                    15,275
                          ------------------------------------------------------------------------------------------------
           9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                        62,258  Shares
-------------------  -----------------------------------------------------------------------------------------------------
          10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                     CERTAIN SHARES                                                                                     |_|

-------------------  -----------------------------------------------------------------------------------------------------
          11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                6.2
-------------------  -----------------------------------------------------------------------------------------------------
          12         TYPE OF REPORTING PERSON

                                                IN
-------------------  -----------------------------------------------------------------------------------------------------


Item 1(a).  Name of Issuer:
----------  ---------------

         CCF Holding Company

Item 1(b).  Address of Issuer's Principal Executive Offices:
----------  ------------------------------------------------

         101 N. Main Street, Jonesboro, Georgia 30236

Item 2(a).  Name of Person Filing:
----------  ----------------------

         David B. Turner

Item 2(b). Address of Principal Business Office or, if None,
---------- -------------------------------------------------

           Residence:

         101 N. Main Street, Jonesboro, Georgia 30236

Item 2(c).  Citizenship:
----------  ------------

         United States

Item 2(d).  Title of Class of Securities:
----------  -----------------------------

         Common Stock, $0.10 par value per share.

Item 2(e).  CUSIP Number:
----------  -------------

         12487X 10 4
Item 3.
-------

         Not Applicable.

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Item 4.  Ownership:
-------  ----------

          The following information relates to Mr. Turner's ownership as of February 23, 2000.

         (a)      Amount beneficially owned:

                  62,258 shares (includes options to purchase 28,800 shares within 60 days of February 23, 2000)

         (b)      Percent of Class:

                  6.2%

         (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote
                           46,983 shares

                  (ii)     Shared power to vote or to direct the vote
                           15,275 shares

                  (iii) Sole power to dispose or to direct the disposition of 46,983 shares

                  (iv) Shared power to dispose or to direct the disposition of 15,275 shares

Item 5.  Ownership of Five Percent or Less of a Class:
-------  ---------------------------------------------

         Not Applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:
-------  ----------------------------------------------------------------

         Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
-------  ----------------------------------------------------------------------
         Security Being Reported on by the Parent Holding Company:
         --------------------------------------------------------

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group:
-------  ----------------------------------------------------------

         Not Applicable.

Item 9.  Notice of Dissolution of Group:
-------  -------------------------------

         Not Applicable.

Item 10.  Certification:
--------  --------------

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Date:  February 23, 2000                             /s/ David B. Turner
                                                     ---------------------------
                                                         David B. Turner